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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             ACCUPOLL HOLDING CORP.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   004 38W 101
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                                 (CUSIP Number)

                          MR. FRANK J. WIEBE, PRESIDENT
                             ACCUPOLL HOLDING CORP.
                          4440 VON KARMAN AVENUE, #125
                         NEWPORT BEACH, CALIFORNIA 92660
                                 (949) 200-4000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 20, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item I; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

                              CUSIP NO. 004 38W 101

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Dennis Vadura       Not applicable
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]
     N/A
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6.   Citizenship or Place of Organization
     Canadian
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               7.   Sole Voting Power
  NUMBER OF         29,230,560
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           3,064,000
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           29,230,560 shares of Common Stock
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    3,064,000
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     32,294,560 shares of Common Stock
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
     Excludes options for 4,032,000 shares, and proxy rights covering 18,400,000 shares of third parties.
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13.  Percent of Class Represented by Amount in Row (11)
     30.9% of Common Stock
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14.  Type of Reporting Person (See Instructions)
     Individual
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ITEM 1.           SECURITY AND ISSUER

         This statement relates to the Common Stock, $.001 par value (the "Common Stock") and other securities of AccuPoll Holding Corp., a Nevada corporation (the "Company") which has its principal executive offices at 4440 Von Karman Avenue, #125, Newport Beach, California 92660.

ITEM 2.           IDENTITY AND BACKGROUND

         This statement relates to the securities of the Company that were acquired by Dennis Vadura, whose principal business is management of voting machine software and hardware. His business address 4440 Von Karman Avenue, #125, Newport Beach, California 92660.

         Mr. Vadura, has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Vadura is a citizen of Canada.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On May 20, 2002, the Company acquired 100% of the issued and outstanding capital stock of AccuPoll, Inc., a Delaware corporation ("AccuPoll"), pursuant to a Stock Exchange Agreement dated May 20, 2002, by and among the Company, AccuPoll and certain shareholders of AccuPoll, including Mr. Vadura. As a result of this transaction, Mr. Vadura received 29,230,560 shares (as adjusted for subsequent stock splits) of the Common Stock of the Company in exchange for his capital stock of AccuPoll. In addition, Web Tools International, Inc., a company controlled by Mr. Vadura, received 3,064,000 shares (as adjusted for subsequent stock splits) of common Stock of the Company in exchange for its capital stock of AccuPoll. In the aggregate, these shares represent approximately 30.9 % of the total issued and outstanding Common Stock of the Company as of September 19, 2002.

         Upon the close of this stock exchange acquisition, Mr. Vadura became a director and the Chief Executive Officer of the Company, and was granted a stock option to purchase 4,032,000 shares of Common Stock of the Company, exercisable at $.3125 per share for a term ending May 29, 2012. On May 20, 2002, Mr. Vadura also obtained irrevocable proxies from certain stockholders of the Company covering 18,400,000 shares of Common Stock of the Company.

ITEM 4.           PURPOSE OF TRANSACTION

         The purpose of the acquisition of the securities of the Company by Dennis Vadura was primarily for investment purposes.

         (a) There are no tentative plans and proposals to issue additional securities of the Company in exchange for assets.


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         (b) There are no current plans or proposals regarding an extraordinary transaction, such as a specific merger, reorganization, or liquidation involving the Company or its subsidiaries, except as described in Item 3 above.

         (c) There are no current plans or proposals involving a sale or transfer of a material amount of the assets of the Company or its new subsidiary, AccuPoll, Inc.

         (d) There are no plans to change the total authorized number of directors on the Board of Directors, or to change their term of office, except as disclosed by the Company in its Form 8-K current report dated May 20, 2002.

         (e) There are no current plans or proposals to cause any material change in the present capitalization or dividend policy of the Company.

         (f) There are no current plans or proposals to make material changes in the Company's business or corporate structure, except as disclosed by the Company in its Form 8-K current report dated May 20, 2002.

         (g) There are no current plans or proposals to make any changes in the Company's charter, bylaws or similar instruments, or other actions that may impede the acquisition of control of the Company by any person, except as disclosed by the Company in its Form 8-K current report dated May 20, 2002.

         (h) There are no current plans or proposals to cause the Common Stock of the Company to be delisted from the over-the-counter Electronic Bulletin Board market.

         (i) There are no current plans or proposals to cause the Common Stock of the Company to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934.

         (j) There are no current plans or proposals regarding any action similar to those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Dennis Vadura is the direct beneficial owner of 29,230,560 shares of the Common Stock of the Company.

         (b) Dennis Vadura has the sole power to vote and to dispose of the 29,230,560 shares of the Common Stock of the Company described herein. Mr. Vadura also indirectly and beneficially owns 3,064,000 shares of Common Stock held by Web Tools International, Inc., an affiliated company owned by Mr. Vadura and by Mr. Frank J. Wiebe, and therefore has shared voting power regarding this stock. Mr. Vadura also has shared voting power with Mr. Wiebe regarding proxies covering 18,400,000 shares of Common Stock.

         (c) No other purchases or sales of the Common Stock of the Company have been made by Dennis Vadura in the past 60 days, except as described in Item 3 above.

         (d) To the best knowledge of Dennis Vadura, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him, except for the shares of Common Stock held by Web Tools International, Inc. which is also controlled by Mr. Frank J. Wiebe, the President, Secretary and Treasurer of the Company.


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         (e)      Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) to the best his knowledge, concerning the transfer or the voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies regarding the securities of the Company owned by Dennis Vadura.

TEM 7.            MATERIAL TO BE FILED AS EXHIBITS

                  Exhibit 1 The Stock Exchange Agreement dated May 20, 2002, between the Company, AccuPoll, Inc. and certain stockholders is incorporated by reference to Exhibit 1 to the Form 8-K current report of the Company dated May 20, 2002.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 20, 2002



                                                  /s/ Dennis Vadura
                                             --------------------------------
                                                     Dennis Vadura



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